Exhibit 4.9
NCT Acquisition LLC
c/o Jefferies Capital Partners IV, L.P.
520 Madison Avenue
8th Floor
New York, NY 10022
Special Stock Agreement
June 23, 2006
Brian Fitzpatrick
c/o New Century Transportation, Inc.
45 East Park Drive
Westampton, NJ 08060
Dear Brian:
Reference is hereby made to that certain Stock Purchase and Redemption Agreement dated June 15, 2006 by and among NCT Acquisition LLC (the “Buyer”), New Century Transportation, Inc. (the “Company”), and each holder of equity interests in the Company named therein (the “Stock Purchase Agreement,” and to the several Employment Agreements (each an Employment Agreement”) between the Company, on the one hand, and each of Harry Muhlschlegel, Brian Fitzpatrick, Jim Molinari, Jerry Shields, and Dave Russell (each a “Seller”), on the other hand. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Stock Purchase Agreement or the applicable Employment Agreement, as the context requires. This is the letter agreement referred to in the Stock Purchase Agreement as the “Special Stock Agreement.”
The Buyer, the Company and the Sellers have agreed to provide that in the event one of the Sellers departs his or her employment with the Company without “Good Reason” (as defined in the Employment Agreement) or is terminated by the Company for “Cause” (as defined in the Employment Agreement), other than as a result of death or disability of such Seller, the remaining Sellers should be compensated in the manner provided herein by such departing Seller for their increased workload.
          1. Each Seller hereby represents and warrants to Buyer and to each other Seller, and agrees with, each such other Seller and Buyer as follows:
               (a) As a Seller of equity interests in the Company, each Seller will benefit personally and in his/her individual capacity if the transactions contemplated by the Stock Purchase Agreement are consummated;
               (b) Each Seller understands that it is a condition precedent to Buyer’s obligations to consummate the transactions contemplated by the Stock Purchase Agreement that each of the undersigned (other than Buyer) shall have executed and delivered a counterpart of this letter agreement and that this agreement shall be in full force and effect;

               (c) Buyer has required, that as a condition to the consummation of the transactions contemplated by the Stock Purchase Agreement, and each of the Sellers has agreed to enter into an employment relationship with the Company and, as evidence thereof, to execute and deliver to Buyer an Employment Agreement between each Seller and the Company;
               (d) Each Seller understands that Buyer has relied on the commitments made by each Seller in the applicable Employment Agreement, and that each Seller’s willingness to enter into and to perform his or her Employment Agreement was a substantial inducement to Buyer to enter into the Stock Purchase Agreement;
               (e) But for the agreement for each Seller to remain actively employed by the Company, Buyer would not be willing to, nor would Buyer under any circumstances, consummate the transactions contemplated by the Stock Purchase Agreement;
               (f) In the event (i) a Seller terminates the employment relationship (other than due to death or disability) by resigning without Good Reason prior to the earliest to occur of (A) July 1, 2011, (B) a “Public Offering” as defined in the Securities Holders Agreement by and among the Company, the Buyer and the other investors named therein, dated as of June 23, 2006, as amended from time to time (the “Securities Holders Agreement”), or (C) the first anniversary of an “Approved Sale” as defined in the Securities Holders Agreement (the “Expiration Date”), or (ii) the Company terminates the employment relationship for Cause (as defined in the Employment Agreement) prior to the Expiration Date (each termination being a “Covered Termination” hereunder and each such Seller who has a “Covered Termination” being a “Terminated Seller”)), Seller and Buyer agree that the actual damages suffered by Buyer, the Company and their Affiliates as a result of a Covered Termination prior to the Expiration Date shall be liquidated as follows:
Such Terminated Seller shall immediately forfeit to the Company, the number of shares of the Company’s common stock (and options to purchase such shares, as applicable) set forth opposite his name in the applicable column on Schedule I hereto (the “Forfeited Shares”), for no consideration.
               (g) It is agreed that this forfeiture is not intended to constitute a penalty but instead is a reasonable estimation of the damages to the Company that will be sustained by Buyer, the Company and their Affiliates as a result of such Terminated Seller’s failure to fulfill his/her employment obligations and responsibilities through the Expiration Date;
               (h) As soon as practicable after a Covered Termination by any Seller and receipt of all of the applicable Forfeited Shares from such Terminated Seller, the Company will make a grant of restricted stock (“Restricted Shares”) pursuant to the Company’s Stock Incentive Plan to the Sellers who are parties to this Special Stock Agreement who have not previously had a Covered Termination (the “Seller Grantees”).
                    (i) The number of Restricted Shares granted to each Seller Grantee shall be equal to the sum of (A) the number of Forfeited Shares plus (B) any Restricted Shares previously granted under this Section 1(h) that are forfeited by the Terminated Seller as set forth in Section 1(h)(iv), multiplied by a fraction, the numerator of which shall be the number of shares next to such Seller Grantee’s name in the “Closing to June 30, 2009” column on Schedule I and the denominator of which is the sum of numbers in the “Closing to June 30, 2009” column on Schedule I for all Seller Grantees.
                    (ii) The Restricted Shares shall vest, provided that the Seller Grantee does not have a Covered Termination prior to the applicable date, upon the earlier to occur of: (A) a “Public Offering” as defined in the Securities Holders Agreement, or (B) if the consideration received by the Company or its stockholders, as applicable, in an “Approved Sale” (I) is predominantly cash, the date of the “Approved Sale,” or (II) is predominantly non-cash securities, the first anniversary of such Approved Sale. The date the Seller Grantee vests hereunder shall be referred to as the “Vesting Date.” If the Seller Grantee does not satisfy all applicable federal, state and local income and employment tax withholding requirements (which shall be calculated by applying the highest applicable statutory tax rate then in effect) occasioned by the vesting of the Restricted Shares (the “Withholding Requirements”) by remitting to the Company an amount equal to the Withholding Requirements within three (3) business days of the Vesting Date, then the Company shall reduce the number of shares of Company stock that will be issued to the Seller Grantee by an amount equal to the Withholding Requirements divided by the “Fair Market Value” (as defined in the Company’s 2006 Equity Compensation Plan) of such shares of Company stock on the date the Withholding Requirements are satisfied.
                    (iii) Any Restricted Shares not vested under Section 1(h)(ii) or Section 1(h)(iii) shall be forfeited upon a Covered Termination and re-granted to the extent provided in Section 1(h)(i).
                    (iv) If Restricted Shares are forfeited hereunder and there are no remaining Seller Grantees, such forfeited Restricted Shares shall be returned to the Company for no consideration therefor.
               (i) If the foregoing liquidated damages provision is determined to be unenforceable for any reason, such provision shall be severed from the other provisions of this Agreement, each of which shall remain in full force and effect, and Buyer or its Affiliate will retain its right to recover from each Terminated Seller any damages sustained as a result of such Terminated Seller’s failure to fulfill such Terminated Seller’s employment obligations and responsibilities; and
               (j) If a Terminated Seller forfeits Shares as a result of Section 1(h) above, upon delivery by such Terminated Seller of (i) such Shares to the Company and (ii) a general release of claims against the Company in a form reasonably acceptable to the Company, the Company shall (A) release such Terminated Seller from any claims against such Terminated Seller for any breach of the Employment Agreement (but not claims arising after such forfeiture with respect to any breach of Article III of the Employment Agreement), and (B) agree not to assert a claim against such Terminated Seller under the Stock Purchase Agreement, to the extent such claim is in excess of “Escrow Amount” (as defined therein), except to the extent such claim relates to (I) the representations of the Seller contained in Article IV thereof, or (II) the breach of any of the covenants in Article VI thereof (including, but not limited to the Non-Compete provisions of Section 6.11). The sole remedy of the Buyer and Company under this Agreement is the forfeiture of the shares of the Company’s stock described in this Section 1.

     2. Any Restricted Shares that may be granted hereunder, will remain subject to the Company’s “Purchase Option” contained in Section 4.3 of the Securities Holders Agreement.
     3. Any controversy, dispute or claim arising out of or relating to this Agreement or breach thereof shall first be settled through good faith negotiation. If the dispute cannot be settled through negotiation, the parties agree to attempt in good faith to settle the dispute by mediation administered by JAMS. If the parties are unsuccessful at resolving the dispute through mediation, the parties agree to binding arbitration administered by JAMS pursuant to its Employment Arbitration Rules & Procedures and subject to JAMS Policy on Employment Arbitration Minimum Standards of Procedural Fairness. Judgment on the Award may be entered in any court having jurisdiction. The arbitration proceeding shall be conducted in New York, New York. The making validity, construction, and interpretation of this agreement to arbitrate, and all procedural aspects of the arbitration conducted pursuant to this agreement to arbitrate, including but not limited to, the determination of the issues that are subject to arbitration (i.e., arbitrability), shall be decided by the arbitrators. In deciding the substance of the parties’ claims, the arbitrators shall apply the substantive laws of the State of New York (excluding New York choice-of-law principles that might call for the application of some other State’s law). The arbitrators shall have the authority to award all relief allowed by law, including injunctive relief; provided, however, all fees and expenses of the arbitrators and all other expenses of the arbitration, except for attorneys’ fees and witness expenses, shall be paid by the non-prevailing party to the extent determined by the arbitrator. Any and all of the arbitrators’ orders and decisions may be enforceable in, and judgment upon any award rendered in the arbitration proceeding may be confirmed and entered by, any federal or state court having jurisdiction. All proceedings conducted hereunder and the decision of the arbitrators shall be kept confidential by the parties. To the fullest extent permitted by law or regulation arbitration administered by JAMS shall be, in lieu of any other forum, the exclusive means of resolving any and all disputes that may arise under this Letter Agreement or the employment relationship among the Buyer, the Company, their Affiliates and each of the Sellers.
     4. No amendment, modification or waiver of any of the provisions of this Agreement shall be effective unless in writing and duly executed by Buyer and the Seller or Sellers affected by such amendment, modification or waiver, except that any provision hereof may be waived, in writing, at any time, provided that such waiver is signed by Buyer and, if other than Buyer, the party otherwise entitled to the benefit of the waived provision. No single waiver of any provision of this Agreement shall constitute a continuing waiver of that provision or a waiver of any other provision, except as explicitly so stated in a writing signed by the Buyer, and if other than Buyer, the party entitled to the benefit of the waived provisions(s).
     5. The Company or Buyer may choose, in its sole and absolute discretion, to enforce or not enforce the provisions of this Agreement against any particular Seller. No Seller can require or cause the Company or Buyer to enforce the provisions of this Agreement against any particular Seller.
     6. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person, other than the parties hereto and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement.

     7. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.
     8. This Agreement shall be governed by the laws of the State of New York without regard to the conflicts of laws provisions thereof.
* * *

Very truly yours, NCT Acquisition LLC
By:	/s/ Seth Wilson
	Name:	Seth Wilson
	Title:	Authorized Representative

/s/ Harry Muhlschlegel
Harry Muhlschlegel

/s/ Brian Fitzpatrick
Brian Fitzpatrick

/s/ Jim Molinari
Jim Molinari

/s/ Gerald T. Shields Jr.
Gerald T. Shields Jr.

/s/ Dave Russell
Dave Russell

ACCEPTED AND AGREED:
NEW CENTURY TRANSPORTATION, INC.

By:	/s/ Brian J. Fitzpatrick

	Name:	Brian J. Fitzpatrick
	Title:	Executive Vice President and
Chief Financial Officer

SCHEDULE 1
If Seller terminates employment on or before the date set forth below, he or she will forfeit the number of shares of common stock of the Company (or options to purchase such shares, as applicable) set forth in the applicable column:

	Closing to	July 1, 2009 to	July 1, 2010 to
Seller	June 30, 2009	June 30, 2010	June 30, 2011
Harry Muhlschlegel	3,975	1,987	994
Brian Fitzpatrick	2,839	1,420	710
Jim Molinari	2,839	1,420	710
Jerry Shields	1,136	568	284
Dave Russell	682	341	170

TOTAL	11,471	5,736	2,868